

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

FOR IMMEDIATE RELEASE

ANNOUNCEMENT OF SHARE PURCHASE

Nassau, The Bahamas – April 26, 2001 - On behalf of ABBC Asset Management Ltd. – a wholly-owned subsidiary of **Teekay Shipping Corporation** – we hereby announce the following:

On March 30, 2001 ABBC Asset Management Ltd. ("ABBC") commenced a mandatory bid for all of the shares in Ugland Nordic Shipping ASA ("UNS") in accordance with the provisions of chapter 4 of the 1997 Norwegian Securities Trading Act. At the time of the commencement of the mandatory bid, ABBC held a total of 9,046,877 shares, representing 63.85% of the shares outstanding at the time. This afternoon, ABBC Asset Management has acquired the 4,742,953 shares held by Rasmussengruppen AS (through subsidiaries), following which ABBC – together with smaller, recent purchases in the market – holds a total of 13,868,373 shares in UNS, representing 97.87% of the shares and the votes in UNS.

The acceptance period under the mandatory bid expires on April 30, 2001. If, at such time, there remain any shares outstanding held by minority shareholders, ABBC intends to commence compulsory acquisition of such shares within a reasonable period thereafter, with a view to applying for a delisting of the UNS shares from the Oslo Stock Exchange soon thereafter."

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium-sized oil tankers. Headquartered in Nassau, Bahamas, with offices in eleven other countries, Teekay employs approximately 300 on-shore and more than 2,700 seagoing staff around the world. The Company's modern fleet has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay's common stock trades on the New York Stock Exchange under the symbol "TK".

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For media enquiries contact:
Sharon Bidder
Tel: +1 (604) 844-6657
Fax: +1 (604) 844-6600
Email: Sharon.bidder@teekay.com

For Investor Relations contact:
Geoff Dzikowski
Tel: +1 (604) 844-6654
Fax: +1 (604) 681-3011
Email: Geoff.dzikowski@teekay.com

Web Site: www.teekay.com

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